EXHIBIT 99.53

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult with your investment dealer, broker, bank manager, lawyer or other professional advisor.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON

JULY 30, 2020

– AND –

MANAGEMENT INFORMATION CIRCULAR

HIGH TIDE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of High Tide Inc. (the “Company”) will be held at the offices of the Company, at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4, on July 30, 2020 at 10:00 a.m. (Calgary time) for the following purposes:

1.	To receive the audited annual financial statements of the Company for the year ended October 31, 2019, together with the report of the auditor thereon;

2.	To reappoint MNP LLP as auditor of the Company for the ensuing year and to authorize the board of directors of the Company (the “Board”) to fix the auditor’s remuneration.

3.	To fix the number of directors at five (5).

4.	To elect directors of the Company for the ensuing year, as more particularly set forth in the accompanying proxy and management information circular dated June 19, 2020, and prepared for the purpose of the Meeting (the “Information Circular”).

5.	To transact such other business as may be properly brought before the Meeting or any adjournment(s) thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the accompanying Information Circular.

Voting by Proxy

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered Shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account, you are not a registered Shareholder.

Notice-and-Access

The details of all matters proposed to be put before the Shareholders at the Meeting are set out in the Information Circular.

The Company has decided to not use the notice and access model for delivery of meeting materials to the Shareholders (both registered and beneficial).

COVID-19

Amid ongoing concerns about the Coronavirus Disease 2019 (COVID-19) pandemic, the Company remains mindful of the well-being of the Shareholders and their families, and the Company’s industry partners and other stakeholders. In light of current provincial recommendations regarding gatherings, and in view of current and potential future guidance regarding social distancing and further restrictions on gatherings, in order to ensure as many Common Shares as possible are represented at the Meeting, the Shareholders are strongly encouraged to carefully read the section entitled “Voting by Proxy”, above, and vote their Common Shares by duly completing and delivering a form of proxy or a voting instruction form, as applicable, in accordance with the instructions set out in the above section and in the Information Circular.

2

DATED at Calgary, Alberta, June 19, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Harkirat (Raj) Grover”
Harkirat (Raj) Grover
President, Chief Executive Officer, and Director

MANAGEMENT INFORMATION CIRCULAR
as at June 19, 2020

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of High Tide Inc. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of its shareholders (”Shareholders”) to be held on July 30, 2020 at the time and place and for the purposes set forth in the accompanying notice of the meeting (”Notice of Meeting”).

In this Information Circular, (i) references to “the Company”, “we” and “our” refer to High Tide Inc., (ii) “Common Shares” means the common shares without par value in the capital of the Company, (iii) “Beneficial Shareholders” means Shareholders who do not hold Common Shares in their own name, (iv) “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders, and (v) “Management” refers to the management of the Company.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. The Company has arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

The Company will not be sending proxy-related materials to the Shareholders (whether registered holders or beneficial owners) using notice-and-access.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy (and striking out the names now designated) or by completing and delivering another suitable form of proxy. For instructions regarding the delivery of instruments of proxy, please see below under the heading “Registered Shareholders”.

Voting by Proxyholders

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(i)	each matter or group of matters identified therein for which a choice is not specified,

(ii)	any amendment to or variation of any matter identified therein, and

(iii)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter. Except as set forth in the Notice of Meeting and the Information Circular, Management is not currently aware of any other matter that could come before the Meeting.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed Proxy and returning it to the Company’s transfer agent, Capital Transfer Agency, ULC (”Capital Transfer Agency”) at 10 a.m. at least forty eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The voting instruction form (“VIF”) supplied to you by your broker will be similar to the Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote your Common Shares directly at the Meeting. The VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by:

(i)	executing a proxy bearing a later date or by executing an instrument or act in writing, either of the foregoing to be executed by the registered Shareholder or the registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Capital Transfer Agency at Capital Transfer Agency, ULC., 390 Bay Street, Suite 920, Toronto, Ontario, M5H 2Y2, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(ii)	personally attending the Meeting and voting the registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

RECORD DATE AND QUORUM

The board of directors of the Company (the “Board”) has fixed the record date for the Meeting at the close of business on June 15, 2020 (the “Record Date”). The Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of the Shareholders entitled to vote at the Meeting prepared as at the Record Date.

The quorum for the transaction of business at a meeting of Shareholders is two (2) persons who are, or who represent by proxy, Shareholders entitled to vote at the meeting who hold, in the aggregate, at least 25% of the votes attached to the outstanding Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The directors and officers of the Company have an interest in the resolution concerning the election of directorss. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The voting securities of the Company consist of Common Shares. The Company is authorized to issue an unlimited number of Common Shares. As of June 19, 2020, being the effective date of this Information Circular (the “Effective Date”), 236,380,280 Common Shares were issued and outstanding, with each such share carrying the right to one (1) vote at the Meeting.

Other than as disclosed below, as at the Effective Date, to the knowledge of the Company, and based on the Company’s review of the records maintained by Capital Transfer Agency, electronic filings with System for Electronic Document Analysis and Retrieval (SEDAR) and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of any class of voting securities of the Company, on a non-diluted basis.

Name	Aggregate Number of Common Shares		Percentage of Outstanding Common Shares
Harkirat (Raj) Grover	97,177,371	(1)	41%

Notes:

1.	Includes the following Common Shares, beneficially owned by Mr. Grover: (i) 4,119,852 Common Shares held by Grover Family Trust, a non-arm’s length entity to Mr. Grover, (ii) 11,263,311 Common Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (iii) 106,489 Common Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (iv) 22,564,420 Common Shares held by Ms. Grover.

CURRENCY

In this Information Circular, unless otherwise indicated, all references to “CAD$” or “$” refer to Canadian dollars.

STATEMENT OF CORPORATE GOVERNANCE

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of Management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of the Shareholders and contribute to effective and efficient decision making.

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose its corporate governance practices, as summarized below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors

The Board is currently composed of five (5) directors: Harkirat (Raj) Grover, Nader Ben Aissa, Arthur Kwan, Binyomin Posen and Nitin Kaushal.

NI 58-201 suggests that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors, within the meaning set out under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of a company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Of the current directors, Harkirat (Raj) Grover is a current executive officer and is therefore not considered to be “independent”. In addition, Nader Ben Aissa has indirectly obtained compensation from the Company for advisory services provided to the Company, and is therefore not considered to be “independent”.

In assessing NI 58-101 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors. The remaining directors, Arthur Kwan, Binyomin Posen and Nitin Kaushal are considered to be independent directors since they are independent of management and free from any material relationship with the Company.

The Board has a majority of independent directors, and takes the following additional steps to facilitate its independence:

1.	On matters involving discussion of Management compensation, the independent directors will meet as a separate committee to enhance open discussion.

2.	On operational matters of the Company involving the performance of its Chief Executive Officer, the remaining directors will meet independently.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Directorships

The following directors currently serve on the board of directors of the reporting issuers (or equivalent) listed below, each of which are reporting issuers in one or more Canadian jurisdictions:

Name	Name of Other Reporting Issuer(s)
Nitin Kaushal	Delta 9 Cannabis Inc. Viemed Healthcare, Inc. Valens Groworks Corp. (formerly Genovation Capital Corp.) 3 Sixty Risk Solutions Ltd. (formerly, Petro Vista Energy Corp.)

Binyomin Posen

Shane Resources Ltd
Pacific Iron Ore Corporation
Jiminex Inc.
Prominex Resource Corp.
Sniper Resources Ltd.
Hinterland Metals Inc.
Agau Resources, Inc.
Fairmont Resources Inc.
Red Light Holland Corp. (formerly, Added Capital Inc.)
TransGlobe Internet and Telecom Co Ltd
The Hash Corporation (formerly, Senternet Phi Gamma Inc.)

Arthur Kwan	MAACKK Capital Corp. (formerly, Capgain Properties Inc.) Stem Holdings Inc. NewBridge Global Ventures, Inc.

Orientation and Continuing Education

New board members receive an orientation package, which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s facilities and are combined with tours and presentations by Management and employees to give the directors of the Company additional insight into the Company’s business. In addition, Management makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has not adopted specific guidelines. To ensure that an ethical business culture is maintained and promoted, directors are encouraged to exercise their independent judgment. If a director has a material interest in any transaction or agreement that the Company proposes to enter into, such director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Board meeting concerning such matters and will be further precluded from voting on such matters.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board relies on the guidance provided by the Nominating and Corporate Governance Committee to ensure its decisions are taken to the best interest of the Company.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

The Board believes that its corporate governance practices are appropriate and effective for the Company. The Company’s method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor Management and corporate functions without excessive administrative burden or cost.

Other Board Committees

In addition to the Audit Committee, the Company has a Nominating and Corporate Governance Committee composed of Arthur Kwan (Chair), Raj Grover and Nitin Kaushal, and a Compensation Committee composed of Raj Grover (Chair), Nader Ben Aissa and Arthur Kwan. Otherwise, other than as disclosed herein, there are no committees of the Board as of the date of this Information Circular.

The Nominating and Corporate Governance Committee is responsible, inter alia, for the recommendation of qualified candidates and corporate governance practices to the Board. The Compensation Committee is responsible, inter alia, for assisting the Board to fulfil its responsibilities for the review and determination of executive compensation of the Company.

Audit Committee Disclosure

Pursuant to NI 52-110, the Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

Audit Committee’s Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements, and the annual audited financial statements, together with other financial information of the Company and for ensuring that Management fulfills its financial reporting responsibilities. The audit committee of the Company (the “Audit Committee”) assists the Board in fulfilling this responsibility. The Audit Committee meets with Management to review the financial reporting process, the unaudited interim financial statements, and the annual audited financial statements, together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements, and the annual audited financial statements, together with other financial information of the Company for issuance to the Shareholders.

Pursuant to NI 52-110, the Audit Committee is required to have a charter. A copy of the Company’s Audit Committee Charter is annexed hereto as Schedule “A” to this Information Circular.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Name	Independence(1)	Financial Literacy(2)
Nitin Kaushal	Independent	Financially literate
Arthur Kwan	Independent	Financially literate
Nader Ben Aissa	Not Independent	Financially literate

Notes:

1.	Within the meaning of subsection 6.1.1(3) of NI 52-110, which requires a majority of the members of an audit committee of a venture issuer not to be executive officers, employees or control persons of the venture issuer or of an affiliate of the venture issuer.

2.	Within the meaning of subsection 1.6 of NI 52-110.

Relevant Education and Experience

Nitin Kaushal, CPA, CA – Mr. Kaushal has served as a member of the Board since October, 2018. Mr. Kaushal is President of Anik Capital Corp. He has over 30 years of experience in the financial services industry. Recently he retired from PwC where he was a Managing Director in their Corporate Finance Practice. He has worked in a number of senior roles with a number of Canadian investment banks including Desjardins Securities Inc., Orion Securities Inc., Vengate Capital, HSBC Securities Inc. and Gordon Capital and in the venture capital industry with MDS Capital Corp. Mr. Kaushal sits on a number of public and private company boards and has a BSc from the University of Toronto and is a Chartered Professional Accountant.

Arthur Kwan, CFA, ICD.D – Mr. Kwan has served as a member of the Board since August, 2018. He is currently the President & CEO of CannaIncome Fund, a private investment firm focused on the cannabis sector. He began his investment career in 1997 with TD Asset Management and brings over 20 years of investment banking, capital markets, and private equity experience. Mr. Kwan has since held increasingly senior investment banking positions with Scotia Capital, PI Financial, and Paradigm Capital, where he was Managing Director, Investment Banking.

Nader Ben Aissa, JD – Mr. Ben Aissa has served as a member of the Board since August, 2018. He is a lawyer at Hooey and Company Lawyers in Calgary, Alberta, and specializes in commercial law with a wide range of experience in corporate governance, equity financing, and mergers and acquisitions. Mr. Ben Aissa holds a JD from the University of British Columbia and is a member of the Law Society of Alberta since being called to the Bar in the province of Alberta in 2015.

Audit Committee Oversight

At no time since the commencement of the Company’s fiscal year ended October 31, 2019 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Other than as disclosed below, at no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on an exemption from the provisions of NI 52-110.

The Company is relying upon the exemption in Section 6.1 of NI 52-110, the exemption for venture issuers in relation to the requirement that every audit committee member be independent.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services but all such services will be subject to the prior approval of the Audit Committee.

External Auditor Service Fees

Aggregate fees paid to the Auditor during the fiscal periods indicated were as follows:

	Fiscal Year ended October 31, 2019	Fiscal year ended Oct 31, 2018
Audit Fees	$409,144	$337,050
Audit-related Fees(1)	Nil	$7,096
Tax Fees(2)(3)	Nil	$31,500
All Other Fees(4)	$8,025	$215,712
Total	$417,169	$591,358

Notes:

1.	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
2.	Fees charged for tax compliance, tax advice and tax planning services.
3.	Tax compliance fees for the fiscal years ended October 31, 2019 are based on estimated costs.
4.	Fees for services other than disclosed in any other row, including fees related to the review of the Company’s Management Discussion & Analysis.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table for Named Executive Officers

The following table provides a summary of total compensation earned during the fiscal years ended October 31, 2019 and 2018 by the Company’s Chief Executive Officer and Chief Financial Officer, the most highly compensated executive officer of the Company who was serving as such as at the end of the applicable fiscal year and whose total compensation was more than $150,000 (the “Other Executive Officer”), if any, and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at the end of the applicable fiscal year, for services rendered in all capacities during such period (collectively, the “Named Executive Officers”). The Named Executive Officers of the Company for the purposes of this Information Circular are the individuals listed below.

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission	Bonus		Committee or Meeting Fees	Value of Perquisites		Value of all Other Compensation	Total Compensation
Harkirat (Raj) Grover(1)	2019	$284,231	$150,000	(2)	Nil	$19,250	(3)	N/A	$453,481
Chief Executive Officer & Director	2018	$255,229	Nil		Nil	$26,617	(4)	Nil	$281,846
Rahim Kanji(5)	2019	$57,692	Nil		Nil	Nil		Nil	$57,692
Chief Financial Officer	2018	N/A	N/A		N/A	N/A		N/A	N/A
Matthew Dexter(6)	2019	$71,872	Nil		Nil	Nil		Nil	$71,872
Chief Financial Officer	2018	$40,000	Nil		Nil	Nil		Nil	$40,000
Nick Kuzyk(7)	2019	$141,151	$90,905	(2)(8)	Nil	$4,632		Nil	$236,688
Chief Strategy Officer & SVP Capital Markets	2018(8)	N/A	N/A		N/A	N/A		N/A	N/A
Andy Palalas	2019	$141,154	$45,000	(2)(10)	Nil	Nil		Nil	$186,154
Chief Revenue Officer	2018(8)	N/A	Nil		N/A	N/A		N/A	N/A

Notes:

1.	Mr. Grover did not receive any compensation as a director of the Company during the fiscal years ended October 31, 2019 and 2018.

2.	Represents amounts paid to the respective NEO for services provided to the Company during the fiscal year ended October 31, 2018.
3.	Represents the fair value of a Company vehicle and other allowances provided to Mr. Grover.
4.	Represents the fair value of a Company vehicle provided to Mr. Grover.
5.	Mr. Kanji was appointed as Chief Financial Officer on May 27, 2019.
6.	Mr. Dexter resigned on April 22, 2019.
7.	Mr. Kuzyk resigned on February 18, 2020.
8.	For the purposes of this Information Circular, Mr. Kuzyk and Mr. Palalas were not Named Executive Officers of the Company for fiscal year ended October 31, 2018.
9.	During the fiscal year ended October 31, 2019, Mr. Kuzyk was awarded a bonus of $90,905 for his services as Chief Strategy Officer & SVP Capital Markets for the fiscal year ended October 31, 2018. The Company paid $40,905 of the bonus in cash in January, 2019, and settled $45,000 by issuing Mr. Kuzyk 100,000 Common Shares in June, 2019 at a deemed price of $0.45 per Common Share.
10.	During the fiscal year ended October 31, 2019, Mr. Palalas was awarded a bonus of $45,000 for his services as Chief Revenue Officer for the fiscal year ended October 31, 2018. The Company settled this amount by issuing Mr. Palalas 100,000 Common Shares in June, 2019 at a deemed price of $0.45 per Common Share.

Compensation of Directors

Individual Director Compensation

The following table provides a summary of total compensation earned during the fiscal years ended October 31, 2019 and 2018 by the directors of the Company.

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission		Bonus	Committee or Meeting Fees	Value of Perquisites	Value of all Other Compensation	Total Compensation
Harkirat (Raj) Grover	2019	Nil		Nil	Nil	Nil	Nil	Nil
Director	2018	Nil		Nil	Nil	Nil	Nil	Nil
Nader Ben Aissa	2019	$25,000	(1)	Nil	Nil	Nil	Nil	$25,000
Director	2018	$25,000	(2)	Nil	Nil	Nil	Nil	$25,000
Arthur Kwan	2019	$25,000	(1)	Nil	Nil	Nil	Nil	$25,000
Director	2018	$25,000	(3)	Nil	Nil	Nil	Nil	Nil
Nitin Kaushal	2019	$25,000	(1)	Nil	Nil	Nil	Nil	$25,000
Director	2018	$25,000	(3)	Nil	Nil	Nil	Nil	Nil
Binyomin Posen(4)	2019	$6,831	(1)	Nil	Nil	Nil	Nil	$6,831
Director	2018	N/A		N/A	N/A	N/A	N/A	N/A

Notes:

1.	Represents amount accrued to the respective director for the fiscal year ended October 31, 2019, and payable subsequent to the fiscal year end.

2.	Subsequent to the fiscal year ended October 31, 2018, Mr. Ben Aissa was awarded $25,000 for his services as a director during the fiscal year ended October 31, 2018. The Company settled this amount by paying $12,500 in cash in August, 2019, and settled $12,500 by issuing Mr. Ben Aissa 27,777 Common Shares in July, 2019 at a deemed price of $0.45 per Common Share.
3.	Subsequent to the fiscal year ended October 31, 2018, Mr. Kwan and Mr. Kaushal were each awarded $25,000 for their services as a director during the fiscal year ended October 31, 2018. The Company settled these amounts by issuing 55,555 Common Shares to each of Mr. Kwan and Mr. Kaushal in July, 2019 at a deemed price of $0.45 per Common Share.
4.	Mr. Posen was elected as a director on July 24, 2019.
5.	Mr. Posen’s accrued fee for the fiscal year ended October 31, 2019, payable subsequent to the fiscal year end, has been prorated form July 24, 2019 to October 31, 2019, and is payable subsequent to the fiscal year end.

Stock Options and Other Compensation Securities

The Company has in place a 10% stock option plan (the “Stock Option Plan”), approved by the Board, and previously approved by the Shareholders. The Stock Option Plan is a “rolling” plan which allows the Company to grant stock options to directors and officers of the Company, employees and consultants, up to an aggregate maximum of 10% of the issued and outstanding Common Shares, from time to time.

The following table sets forth details of all incentive stock options granted and/or issued to the Company’s Named Executive Officers and directors during the most recently completed fiscal year, ending October 31, 2019, for services provided or to be provided, directly or indirectly, to the Corporation.

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities, and Percentage of Class	Date of Issue or Grant (D/M/Y)	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date (D/M/Y)
Harkirat (Raj) Grover,	Stock Options	1,000,000	21/11/18	$0.50	$0.22	$0.25	21/11/21
Chief Executive Officer & Director
Rahim Kanji,	Stock Options	500,000	20/06/19	$0.50	$0.365	$0.25	20/06/22
Chief Financial Office
Matthew Dexter,	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Chief Financial Officer
Nick Kuzyk	Stock Options	500,000	21/11/18	$0.50	$0.22	$0.25	21/11/21
Chief Strategy Officer & SVP Capital Markets
Andy Palalas	Stock Options	500,000	21/11/18	$0.50	$0.22	$0.25	21/11/21
Chief Revenue Officer
Nitin Kaushal,	Stock Options	500,000	21/11/18	$0.50	N/A	$0.25	21/11/21
Director	Stock Options	500,000	30/04/19	$0.50	$0.415	$0.25	30/04/22
Arthur Kwan,	Stock Options	500,000	21/11/18	$0.50	N/A	$0.25	21/11/21
Director	Stock Options	500,000	30/04/19	$0.50	$0.415	$0.25	30/04/22
Nader Ben Aissa,	Stock Options	750,000	21/11/18	$0.50	N/A	$0.25	21/11/21
Director
Binyomin Posen,	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Director

Exercise of Compensation Securities by Named Executive Officers and Directors

There were no incentive stock options exercised by any Named Executive Officer or director during the most recently completed fiscal year, ending October 31, 2019.

The Stock Option Plan

The Company currently has in place the Stock Option Plan, under which stock options are granted to directors, officers, employees and consultants of the Company as an incentive to serve the Company in attaining its goal of improved shareholder value. The principal purposes of the Stock Option Plan are (i) to permit the directors, executive officers, employees, consultants and persons providing investor relation services to participate in the growth and development of the Company through the grant of equity-based awards, and (ii) to allow the Company to reduce the proportion of executive compensation otherwise paid in cash and reallocate those funds to other corporate initiatives.

The Stock Option Plan is a “rolling” plan pursuant to which the aggregate number of Common Shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the Company’s issued and outstanding Common Shares from time to time.

Summary of Terms and Conditions of the Stock Option Plan

The following summary of certain terms of the Stock Option Plan is qualified, in its entirety, by the full text of the Stock Option Plan, which is available on SEDAR at www.sedar.com.

(a)	Under the Stock Option Plan, stock options may be granted to directors, officers, consultants, and employees of the Company or its subsidiaries, provided that the number of Common Shares which will be available for purchase pursuant to the Stock Option Plan, plus any other outstanding incentive stock options of the Company granted pursuant to a previous stock option plan or agreement, does not exceed ten percent (10%) of the number of Common Shares that are outstanding on a fully diluted basis immediately prior to the Common Share issuance or grant of a stock option.

(b)	The grant date and the expiry date of a stock option shall be the dates fixed by the Board or a committee of the board of directors to which the responsibility of approving the grant of stock options has been delegated (such committee, referred to herein as the “Approval Committee”).

(c)	The period during which a particular stock option may be exercised (the “Exercise Period”) shall not exceed 10 years from the Grant Date. Any stock option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the expiry date (“Stock Option Plan Option Expiry Date”). The Stock Option Plan Option Expiry Date shall occur at the earliest of the date fixed by the Board or the Approval Committee, as the case may be, or the 30th day following the date the person ceases to hold their position other than by reason of death or disability, or sooner as prescribed by the Stock Option Plan.

(d)	The exercise price at which a stock option may be used to purchase a Common Share shall be determined by the Board or the Approval Committee, as the case may be. The exercise price shall not be less than the market value for the Common Shares, and shall be subject to any adjustments as may be required to secure all necessary approvals of any securities regulatory bodies having jurisdiction over the Company, the Stock Option Plan or the stock option.

(e)	The stock options are non-assignable and not transferable, except under limited circumstances.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Information Circular sets out the objectives of the Company’s executive compensation arrangements, the Company’s executive compensation philosophy and the application of this philosophy to the Company’s executive compensation arrangements.

The Compensation Committee has responsibility for approving the compensation program for the Company's Named Executive Officers and directors. The Compensation Committee acts pursuant to the Compensation Committee Charter, approved by the Board. The purpose of the Compensation Committee is to assist the Board in (i) identifying potential nominees to the Board; (ii) assessing the effectiveness of the directors, the Board and the various committees of the Board and the composition of the Board and its committees; (iii) developing, reviewing and planning the Corporation's approach to corporate governance issues, including the public disclosure of the Corporation's corporate governance practices; (iv) discharging its responsibilities regarding compensation of the Corporation's executives and the members of the Board; and (v) setting objectives for the Chief Executive Officer and evaluating the Chief Executive Officer's performance. The Compensation Committee also performs such other activities as are consistent with the Compensation Committee Charter, the Company's by-laws, and applicable legislation and applicable guidelines which the Board deems necessary or appropriate for the fulfilment of the Compensation Committee's duties and responsibilities.

When determining the compensation arrangements for the Named Executive Officers and directors, the Board, acting on the advice of the Compensation Committee, considers the objectives of: (i) retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

In determining the compensation level for each executive, the Board, acting on the advice of the Compensation Committee, looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations.

Elements of Compensation

The compensation paid to the Named Executive Officers and directors in any year consists of three (3) primary components:

(a)	base salary;

(b)	annual short-term incentive bonuses; and

(c)	long-term incentives.

The Company believes that making a significant portion of the Named Executive Officers’ and directors’ compensation based on a base salary, long-term incentives and incentive bonuses supports the Company’s executive compensation philosophy, as these forms of compensation allow those most accountable for the Company’s long-term success to acquire and hold the Company’s shares. The key features of these three primary components of compensation are discussed below:

1.	Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the Named Executive Officers and directors are reviewed annually. Any change in the base salary of a Named Executive Officer or a director is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

2.	Short-Term Incentives

The Company grants short-term incentive awards to Named Executive Officers and directors on an individual basis, in the form of annual cash bonuses, which are intended to motivate and reward executives for achieving and surpassing annual corporate and individual goals approved by the Board. The Company believes that performance-based bonuses promote the Company’s overall compensation objectives by tying a meaningful portion of an executive’s compensation to the overall growth of the Company’s business, thereby aligning the interests of executives with the interests of Shareholders and other stakeholders. All short-term incentive bonuses are discretionary, awarded at the sole discretion of the Company.

3.	Long-Term Incentives

The Company’s executives and other employees and consultants, are eligible to participate in the long-term incentive program of the Company, comprised of options issued pursuant to the Stock Option Plan. The purpose of the long-term incentive program is to promote greater alignment of interests between employees and Shareholders and other stakeholders, and to support the achievement of the Company’s longer-term performance objectives, while providing a long-term retention element.

The Company does not have any policies which permit or prohibit a Named Executive Officer or director to purchase financial instruments.

Termination and Change of Control Benefits and Management Contracts

Except as disclosed below, there are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer or director at, following or in connection with respect to change of control of the Company, or severance, termination or constructive dismissal of or a change in a Named Executive Officer’s or director’s responsibilities.

Pursuant to an executive employment agreement, effective January 1, 2019, between the Company and Harkirat (Raj) Grover (the “Grover Agreement”), Mr. Grover may terminate his employment with the Company for any reason by giving a minimum of one hundred and twenty (120) days written notice to the Company. In the event the Company chooses to waive the 120 days written notice period, in whole or in part, Mr. Grover is entitled to receive pay in lieu of notice for the remainder of the notice period which was not worked, paid on the basis of his base salary only. The Grover Agreement also provides that the Company may terminate Mr. Grover’s employment without cause by payment of a lump sum equal to the greater of: (i) two (2) times the sum of Mr. Grover’s annual base salary, annual value of perquisites and annualized value of benefit plans; and (ii) the value of one and one half (11/2) months of Mr. Grover’s annual base salary for each complete year of service from the commencement of Mr. Grover’s employment as President of Smoker’s Corner (July 1, 2009) and two (2) times the sum of the annual value of perquisites and annualized value of benefit plans. For illustration purposes, assuming (i) that Mr. Grover’s employment is terminated without notice by the Company, (ii) that Mr. Grover’s annual base salary, annual value of perquisites and annualized value of benefit plans is $350,000, and (iii) that, pursuant to the Grover Agreement, Mr. Grover is entitled to two (2) times his base salary, annual value of perquisites and annualized value of benefit plans at the time of such termination, the Company estimates that Mr. Grover may be entitled to a lump sum payment of approximately $700,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company’s most recently completed fiscal year, ending October 31, 2019.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights.	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Common Shares Remaining Available for Issuance Under Equity Compensation Plans (Excluding Outstanding Securities Reflected in Column 1)
Equity compensation plans approved by securityholders	10,610,000	$0.50	13,028,028	(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	10,610,000	N/A	13,028,028

Notes:

1.	The maximum number of stock options available for grant under the Stock Option Plan is, in the aggregate, 10% of the Company’s issued and outstanding Common Shares from time to time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors of the Company, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other Management are indebted to the Company as of the date hereof or were indebted to the Company at any time during the fiscal year ended October 31, 2019.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Company, or any associate or affiliate of any such informed person, in any transaction since the commencement of the Company’s fiscal year ended October 31, 2019 or in any proposed transaction, that has materially affected or would materially affect the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements

The audited financial statements of the Company for the year ended October 31, 2019 and the report of the auditor thereon will be received at the Meeting. No vote will be taken on the financial statements. The audited financial statements of the Company and the report of the auditor have been provided to each Shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular and who requested a copy of the audited financial statements and the report of the auditor thereon. The financial statements are also available on SEDAR at www.sedar.com.

Reappointment of Auditor

MNP LLP has acted as the Company’s auditor since December 7, 2018. The directors propose to nominate MNP LLP as the auditor of the Company, to hold office until the earlier of the close of the next annual meeting of Shareholders or their removal by the Company, at a remuneration to be fixed by the Audit Committee. Approval of the appointment of the auditor will require a majority of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting.

Absent contrary instructions, Common Shares represented by proxies in favour of the Management nominees will be voted in favour of reappointing MNP LLP as auditor of the Company until the earlier of the close of the next annual meeting of Shareholders or their removal by the Company, at a remuneration to be fixed by the Audit Committee.

2.	Fixing the Number of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his or her successor is duly elected or appointed. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

Absent contrary instructions, Common Shares represented by proxies in favour of the Management nominees will be voted in favour of fixing of the size of the Board at five (5).

3.	Election of Directors

At the Meeting, a board of five (5) directors will be proposed to be elected for a term that will expire upon the earlier of the next annual meeting of Shareholders or upon their successor being duly elected or appointed, unless his or her office is earlier vacated (the “Proposed Board”). Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table sets forth certain information regarding the Proposed Board, their respective positions with the Company, principal occupations or employment during the last five years, the dates on which they became directors of the Company and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the Effective Date.

Name of Nominee, Current Position with the Company, and Province/State and Country of Residence	Occupation, Business or Employment(1)	Director Since	Number of Voting Securities(2)
Harkirat (Raj) Grover(3) (4) Director, President and CEO Alberta, Canada	Mr. Grover is the founder of High Tide Inc., and has served as President and Chief Executive Officer, and as Executive Chairman of the Board since incorporation of the Company in February, 2018. Since 2009, Mr. Grover has served as a director and officer of Famous Brandz Inc. (formerly named 2484875 Ontario Inc. until October 1, 2015, and Cannabrand Inc. until August 29, 2016), RGR Canada Inc., Canna Cabana Ltd., Kush West Distribution Inc., KushBar Inc., and Smoker’s Corner Ltd., each of which are wholly-owned subsidiaries of High Tide Inc.	February 8, 2018	97,177,371	(6)

Name of Nominee, Current Position with the Company, and Province/State and Country of Residence	Occupation, Business or Employment(1)	Director Since	Number of Voting Securities(2)
Nitin Kaushal (5) (3) Director Ontario, Canada	Mr. Kaushal currently serves as Managing Director, Corporate Finance at PwC Canada, and has over 30 years of finance and investment expertise. Mr. Kaushal has held a number of senior roles with Canadian investment banks as well as various roles within the private equity/venture capital industry. He sits on the boards of numerous public and private companies. Mr. Kaushal holds a Bachelor of Science (Chemistry) degree from the University of Toronto, and possesses in-depth knowledge of the cannabis industry.	October 16, 2018	55,555

Arthur Kwan (5) (3) (4) Director Alberta, Canada	Mr. Kwan is the President & CEO of CannaIncome Fund, a private investment firm focused on the cannabis sector. He began his investment career in 1997 with TD Asset Management and brings over 20 years of investment banking, capital markets, and private equity experience. Mr. Kwan has since held increasingly senior investment banking positions with Scotia Capital, PI Financial, and Paradigm Capital, where he was Managing Director, Investment Banking.	August 24, 2018	1,091,355

Nader Ben Aissa(5) (4) Director Alberta, Canada	Mr. Ben Aissa is a lawyer at Hooey and Company Lawyers in Calgary, Alberta, and specializes in commercial law with a wide range of experience in corporate governance, equity financing, and mergers and acquisitions.	August 24, 2018	27,777

Binyomin Posen Director Alberta, Canada	Mr. Posen is a Senior Analyst at Plaza Capital, where he focuses on corporate finance, capital markets and helping companies go public. After three and a half years of studies overseas, he returned to complete his baccalaureate degree in Toronto. Upon graduating (on the Dean’s List) he began his career as an analyst at a Toronto boutique investment bank where his role consisted of raising funds for IPOs and RTOs, business development for portfolio companies and client relations.	July 24, 2019	3,500

Notes:

1.	Information furnished by the respective director nominees.
2.	Voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly as of the Effective Date. Information regarding voting securities held does not include voting securities issuable upon the exercise of options, warrants or other convertible securities of the Company. Information in the table above is derived from the Company’s review of insider reports filed with System for Electronic Disclosure by Insiders (SEDI) and from information furnished by the respective director nominees.
3.	Member of Nomination and Corporate Governance Committee.
4.	Member of Compensation Committee.
5.	Member of the Audit Committee.

6.	Includes 59,123,299 Common Shares directly owned by Mr. Grover, as well as the following Common Shares, beneficially owned by Mr. Grover: (i) 4,119,852 Common Shares held by Grover Family Trust, a non-arm’s length entity to Mr. Grover, (ii) 11,263,311 Common Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (iii) 106,489 Common Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (iv) 22,564,420 Common Shares held by Ms. Grover.

Corporate Cease Trade Orders or Bankruptcies

No member of the Proposed Board is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days.

No member of the Proposed Board is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No member of the Proposed Board has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

Penalties or Sanctions

No member of the Proposed Board has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of each of the members of the Proposed Board specified above as directors of the Company, to serve for a term that will expire upon the earlier of the next annual meeting of Shareholders or upon their successor being duly elected or appointed. If, prior to the Meeting, any vacancies occur in the proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by Management and FOR each of the remaining proposed nominees.

INDICATION OF OFFICER AND DIRECTORS

All of the directors and executive officers of the Company have indicated that they intend to vote their Common Shares in favour of each of the above resolutions. In addition, unless authority to do so is indicated otherwise, the persons named in the enclosed form of proxy intend to vote the Common Shares represented by such proxies in favour of each of the above resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4, Attention: CEO, to request copies without charge of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for the fiscal year ended October 31, 2019, which is filed on SEDAR.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board.

DATED at Calgary, Alberta, June 19, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Harkirat (Raj) Grover”
Harkirat (Raj) Grover
President, Chief Executive Officer, and Director

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

See attached.